SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  -------------
                                SCHEDULE 13E-3/A
                                 AMENDMENT NO. 2
                               (FINAL AMENDMENT)
                        RULE 13E-3 TRANSACTION STATEMENT
        PURSUANT TO SECTION 13(E) OF THE SECURITIES EXCHANGE ACT OF 1934

                        SIERRA PACIFIC DEVELOPMENT FUND,
                        A California Limited Partnership
                              (Name of the Issuer)
                                  -------------
                                 JOHN N. GALARDI
                        (Name of Person Filing Statement)
                                  -------------
                            LIMITED PARTNERSHIP UNITS
                         (Title of Class of Securities)
                                  -------------
                                       N/A
                      (CUSIP Number of Class of Securities)
                                  -------------

                               ------------------
                                ----------------

                                 HOWARD F. HART
                            HUGHES HUBBARD & REED LLP
                       350 SOUTH GRAND AVENUE, 36TH FLOOR
                          LOS ANGELES, CALIFORNIA 90071
                                 (213) 613-2800

 (Name, Address and Telephone Number of Person Authorized to Receive Notices and
              Communications on Behalf of Person Filing Statement)

                                October 27, 1997
 (Date Information Statement First Published, Sent or Given to Security Holders)

This statement is filed in connection with (check the appropriate box):

     a. / / The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.
     b. / / The filing of a registration statement under the Securities Act of 1933
     c.  /X/  A tender offer.
     d.  / /  None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /


Calculation of Filing Fee
--------------------------------------------------------------------------------
      Transaction Valuation*                           Amount of Filing Fee
--------------------------------------------------------------------------------
             $550,000                                         $110.00
--------------------------------------------------------------------------------

* Determined pursuant to Rule 0-11(b)(1). Assumes the purchase of 20,000 Units at $27.50 per Unit.

[X] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:               $110.00
Form or Registration No:              Schedule 13E-3 and Amendment No. 1 thereto
Filing Party:                         John N. Galardi
Date Filed:                           October 17, 1997, October 27, 1997

     This Amendment No. 2 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 (the "Statement") originally filed by John N. Galardi (the "Offeror") on October 17, 1997, which Statement relates to an offer by the Offeror to purchase any and all outstanding units of Sierra Pacific Development Fund, a California limited partnership (the "Company"), dated as of October 27, 1997 (the "Offer to Purchase"). Capitalized terms used herein without definition shall have the meaning ascribed thereto in the Statement. A Supplement to the Offer to Purchase (the "Supplement"), which amends and supplements the Offer to Purchase filed as Exhibit (d)(1) to the Statement, is filed with this Amendment No. 2 as Exhibit (d)(1)(i) to the Statement.

     The cross-reference sheet below is being supplied pursuant to General Instructions F to Schedule 13E-3 and shows the location in the Offer to Purchase and the Supplement of the information required to be included in response to the items of this Statement. The information in the Offer to Purchase and the Supplement, including all appendices thereto, is hereby expressly incorporated herein by reference and the responses to each item in this Statement are qualified in their entirety by the information contained in the Offer to Purchase and the Supplement.

     By this Amendment No. 2, the Statement is hereby amended and supplemented as set forth below:


         CROSS REFERENCE SHEET TO SCHEDULE 14D-1 TENDER OFFER STATEMENT
         --------------------------------------------------------------

ITEM IN SCHEDULE 13E-3              LOCATION IN TENDER OFFER STATEMENT
----------------------              ----------------------------------
Item 1(a) - (c)                     Item 1 of  the  Tender  Offer Statement and
                                    paragraphs 3, 5 and 6 in the Supplement

Item 1(d)                           Not included  in the Tender Offer Statement

Item 1(e)*

Item 1(f)                           Item 3  of the Tender Offer  Statement  and
                                    Item 6  of  the Tender Offer  Statement and
                                    paragraph 9 in the Supplement

Item 2(a) - (g)                     Item 2 of  the Tender  Offer  Statement and
                                    paragraph 1 in the Supplement

Item 3(a) - (b)                     Item 3 of the Tender  Offer  Statement  and
                                    Item 6  of  the Tender  Offer Statement and
                                    paragraph 9 in the Supplement

Item 4(a) Item 1 of the Tender Offer Statement and paragraphs 3, 5 and 6 in the Supplement

Item 4(b)*

Item 5(a) - (g)                     Item 5 of  the  Tender Offer  Statement and
                                    pargraphs 2, 7 in the Supplement

Item 6(a)                           Item 4 of the Tender Offer Statement

Item 6(b) Item 8 of the Tender Offer Statement and paragraph 8 in the Supplement

Item 6(c)*

Item 6(d)*

Item 7(a) Item 5 of the Tender Offer Statement and paragraph 2 in the Supplement

Item 7(b)*

Item 7(c)                           Not included  in the Tender Offer Statement

Item 8(a) - (b)                     Not included  in the Tender Offer Statement

Item 8(c) - (d)                     Item  10(b)  of  the Tender Offer Statement
                                    and paragraphs 3, 4 and 10 in the Supplement

Item 8(e)                           Not included  in the Tender Offer Statement

Item 8(f)*


Item 9(a) Item 10(b) of the Tender Offer Statement and paragraphs 3, 4 and 10 in the Supplement

Item 9(b) - (c)*

Item 10(a)                          Item 6 of  the  Tender Offer Statement

Item 10(b) Items 3 and 6 of the Tender Offer Statement and paragraph 9 in the Supplement

Item 11 Item 3 of the Tender Offer Statement and paragraph 9 in the Supplement

Item 12(a) - (b)                    Item 5  of  the Tender  Offer Statement and
                                    paragraph 2 in the Supplement

Item 13(a) Item 10(b) of the Tender Offer Statement and paragraphs 3, 4 and 10 in the Supplement

Item 13(b)                          Not  included in the Tender Offer Statement

Item 13(c)*

Item 14(a)                          Not included  in the Tender Offer Statement

Item 14(b)*

Item 15(a) - (b)                    Item 8  of  the  Tender Offer Statement and
                                    paragraph 8 in the Supplement

Item 16*

Item 17(a) - (c)*

Item 17(d)                          Item 11 of the Tender Offer Statement

Item 17(e) - (f)*



*  The Item is inapplicable or the answer thereto is in the negative.

                        RULE 13E-3 TRANSACTION STATEMENT


ITEM 1.    ISSUER AND CLASS OF SECURITY SUBJECT TO THE TRANSACTION.

     (a) The name of the issuer is Sierra Pacific Development Fund, a California limited partnership (the "Company"), and the address of its principal executive offices is 5850 San Felipe, Suite 500, Houston, Texas 77057.

     (b) This Schedule relates to the offer by John N. Galardi (the "Bidder") to purchase any and all of the Company's outstanding Limited Partnership Units (the "Units"), at $27.50 per Unit, net to the seller in cash, all upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 27, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together constitute the "Offer"), copies of which are attached hereto as Exhibits (d)(1) and (d)(2), respectively. As of September 30, 1997, the Company had issued and outstanding 29,354 Units and there were approximately 2,177 holders of record of the Units.

     (c) The information set forth on the cover page and under "Introduction" and "Special Factors - Price Range of Shares; Distributions; Trading Volume" in
Section 9 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

     (e) Not applicable.

     (f) The information set forth under "Special Factors - Past Contacts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" and "Special Factors - Interest in Units" in Sections 12 and 13, respectively, of the Offer to Purchase is incorporated herein by reference.

ITEM 2.    IDENTITY AND BACKGROUND.

     (a) - (f) The information set forth under "Special Factors - Certain Information Regarding the Offeror" in Section 10 of the Offer to Purchase is incorporated herein by reference.

ITEM 3.    PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS.

     (a) - (b) The information set forth under "Special Factors - Past Contracts, Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference

ITEM 4.    TERMS OF THE TRANSACTION

     (a) The information set forth on the cover page and under "Introduction" and "Special Factors - Certain Conditions of the Offer" in Section 8 of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

ITEM 5.    PLANS OR PROPOSALS OF THE ISSUER OR AFFILIATE.

     (a) - (g) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

ITEM 6.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) The information set forth under "Special Factors - Source and Amount of Funds" in Section 11 of the Offer to Purchase is incorporated herein by reference.

     (b) The information set forth under "Special Factors - Persons Retained; Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

     (d) Not applicable.

ITEM 7.    PURPOSE(S), ALTERNATIVES, REASONS AND EFFECTS.

     (a) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) The information set forth under "Special Factors - Purpose of the Offer" in Section 1 of the Offer to Purchase is incorporated herein by reference.

     (d) The information set forth under "Special Factors - Purpose of the Offer" and "Special Factors - Certain Federal Income Tax Consequences" in Sections 1 and 2, respectively, of the Offer to Purchase is incorporated herein by reference.

ITEM 8.    FAIRNESS OF THE TRANSACTION

     (a) - (e) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" and "Special Factors - Price Range of Units; Distributions; Trading Volume" in Sections 3 and 9, respectively, of the Offer to Purchase is incorporated herein by reference.

     (f) Not applicable.

ITEM 9.  REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS

     (a) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in Section 3 of the Offer to Purchase is incorporated herein by reference.

     (b) Not applicable.

     (c) Not applicable.

ITEM 10.  INTEREST IN SECURITIES OF THE ISSUER

     (a) - (b) The information set forth under "Special Factors - Interest in Units" in Section 13 of the Offer to Purchase is incorporated herein by reference.

ITEM 11. CONTRACTS, ARRANGEMENTS OR UNDERSTANDINGS WITH RESPECT TO THE ISSUER'S SECURITIES.

     The  information  set  forth  under  "Special   Factors  -  Past  Contacts,
Transactions or Negotiations; Transactions and Agreements Concerning the Units" in Section 12 of the Offer to Purchase is incorporated herein by reference.

ITEM 12. PRESENT INTENTION AND RECOMMENDATION OF CERTAIN PERSONS WITH REGARD TO THE TRANSACTION

     (a) - (b) The information set forth under "Introduction" in the Offer to Purchase is incorporated herein by reference.

ITEM 13.  OTHER PROVISIONS OF THE TRANSACTION

     (a) - (b) The information set forth under "Special Factors - Fairness of the Transaction; Reports, Opinions, Appraisals and Certain Negotiations; No Approvals Required; No Appraisal Rights" in Section 3 of the Offer to Purchase is incorporated herein by reference

     (c) Not applicable.

ITEM 14.  FINANCIAL INFORMATION

     (a) The information set forth in the Partnership's Annual Report on Form 10-K for the year ended December 31, 1996; the Partnership's Annual Report on Form 10-K for the year ended December 31, 1995; and the Partnership's Quarterly reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997 is incorporated herein by reference.

     (b) Not applicable.

ITEM 15.  PERSONS AND ASSETS EMPLOYED, RETAINED OR UTILIZED

     (a) - (b) The information set forth under "Introduction" and "Special Factors - Persons Retained; Fees and Expenses" in Section 15 of the Offer to Purchase is incorporated herein by reference.

ITEM 16.   ADDITIONAL INFORMATION.

     Not applicable.

ITEM 17.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)       Not applicable.

     (b)       Not applicable.

     (c)       Not applicable.

     (d)(1)    Form of Offer to Purchase, dated October 27, 1997.

     (d)(1)(i) Supplement, dated November 17, 1997, to Form of Offer to Purchase dated October 27, 1997.

     (d)(2)    Form of Letter of  Transmittal  as Amended with  Substitute  Form
               W-9.

     (d)(3)    Instructions for the Requester of Form W-9.

     (d)(4)    Tender Offer Statement on Schedule 14D-1, dated October 27, 1997.

     (e)       Not applicable.

     (f)       Not applicable.

                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            JOHN N. GALARDI


                                            By: /s/ JOHN N. GALARDI
                                               ---------------------------------
                                               Name: John N. Galardi



Dated:  November 20, 1997


                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                         DESCRIPTION
-------                        -----------

(d)(1)(i) Supplement, dated November 17, 1997, to Form of Offer to Purchase dated October 27, 1997.

(d)(2)       Form of Letter of Transmittal as Amended with Substitute Form W-9.

(d)(4)       Tender Offer Statement on Schedule 14D-1/A, dated October 27, 1997.
